SECURITY INCOME FUND
FILE NO. 811-02120
CIK NO. 0000088498

EX-99.77M - Mergers

Effective February 20, 2009, pursuant to the approval of the Board of Directors and the affected Shareholders, Security Income Fund, Security U.S. Intermediate Bond Series acquired all of the assets and liabilities of Security Income Fund , Security Capital Preservation Series in exchange for shares of Security Income Fund, Security U.S. Intermediate Bond Series.